Mason Street Funds, Inc.
N-SAR Filing
March 31, 2002


Sub Item 77L:  Changes in Accounting Principles and Practices


As required, effective April 1, 2001, the Select Bond Fund, Asset Allocation Fund and High Yield Bond Fund (the "Funds") adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing premium on debt securities. Prior to April 1, 2001, the Funds did not amortize premium on debt securities. The cumulative effect of this accounting change had no impact on the total net assets of the funds.